For Immediate Release

FORDING ANNOUNCES EXECUTIVE CHANGE

CALGARY, March 31, 2003 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that with the completion of the merger of the metallurgical coal mines of Fording, Luscar and Teck Cominco into the Fording Coal Partnership with Teck Cominco as managing partner, Allen Hagerman has decided to resign as Chief Financial Officer of the Fording Canadian Coal Trust and Fording Coal Partnership effective May 31, 2003.

Jim Gardiner, President of the Fording Canadian Coal Trust, said “Allen played a key role in Fording becoming a public company in 2001 and in the creation of the Fording Canadian Coal Trust and Fording Coal Partnership in 2003. He has served Fording and our unitholders with great distinction and we wish him success in all his future endeavors.”

Ron Millos, who is currently Vice President, Corporate Finance of Teck Cominco Limited, has been appointed Chief Financial Officer of the Fording Canadian Coal Trust and the Fording Coal Partnership effective May 31, 2003. Mr. Millos is a chartered accountant who brings extensive experience in senior financial positions in both the mining industry and public accounting practice. Prior to his current position with Teck Cominco Limited he was Vice President and Chief Financial Officer of Cominco Ltd.

Fording Canadian Coal Trust is an open-ended investment trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership of the Fording Coal Partnership and is the world’s largest producer of the industrial mineral wollastonite. The Fording Coal Partnership, comprised of Canada’s senior metallurgical coal mining properties, is the world’s second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

For further information contact:

Investors:
Mark Gow, CA
Director, Investor Relations
(403) 260-9834
mark_gow@fording.ca